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November 16, 2022	FRANKFURT
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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Matthew Crispino

Jan Woo

Re:	Semantix, Inc.

Amendment No. 1 to Registration Statement on Form F-1

Filed October 11, 2022

File No. 333-267040

Dear Ladies and Gentlemen:

On behalf of our client, Semantix, Inc. (the “Company”), this letter sets forth the Company’s responses to the comment provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated October 25, 2022 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comment) correspond to pages and captions in the Amended Registration Statement.

U.S. Securities and Exchange Commission

November 16, 2022

Amendment No. 1 to F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 141

1.

We note that the company’s projected revenues for 2022 were $58 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board of Directors of Alpha Capital Holdco Company in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Six Months Ended June 30, 2022 were approximately $16.4 million. It appears that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 29, 37, 38, 39 and 145 of the Amended Registration Statement.

Please do not hesitate to contact me at +55.11.3708-1848 or filipe.areno@skadden.com should you require further information.

Very truly yours,

/s/ Filipe B. Areno
Filipe B. Areno
Skadden, Arps, Slate, Meagher & Flom LLP

cc: Semantix, Inc.
Leonardo dos Santos Poça D’Água
Chief Executive Officer